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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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 FORM 3                                                                                                         OMB APPROVAL
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                                                                                                         OMB Number:       3235-0104
                                                                                                         Expires: September 30, 1998
                                                                                                         Estimated average burden
                                                                                                         hours per response......0.5
                                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES              ---------------------------

                            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                       Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                           of the Investment Company Act of 1940
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
(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
     Guez        Paul                         (Month/Day/Year)                                                  (Month/Day/Year)
----------------------------------------                                 The Harvey Entertainment Company ( )
     (Last)     (First)     (Middle)          April 26, 1999             ----------------------------------  -----------------------
c/o Azteca Production International Inc.,  ----------------------------  5. Relationship of Reporting        7. Individual or Joint/
5804 E. Slauson Avenue                     3. IRS or Social Security        Person(s) to Issuer                 Group Filing (Check
----------------------------------------      Number of Reporting           (Check all applicable)              applicable line)
             (Street)                         Person (Voluntary)
                                                                               Director       X   10% Owner    X    Form filed by
  Commerce        CA         90040         ----------------------------   -----             -----            -----  One Reporting
----------------------------------------                                                                            Person
  (City)        (State)      (Zip)                                              Officer           Other
                                                                          ----- (give title ----- (specify          Form filed by
                                                                                 below)            below)    -----  More than One
                                                                                                                    Reporting Person

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                                         TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
   (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   Page 1
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).                                    SEC 1473 (7-96)
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FORM 3 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date Exercisable   3. Title and Amount of       4. Conversion   5. Ownership      6. Nature of
   (Instr. 4)                       and Expiration        Securities Underlying        or Exercise     Form of           Indirect
                                    Date (Month/          Derivative Security          Price of        Derivative        Beneficial
                                    Day/Year)             (Instr. 4)                   Derivative      Security:         Ownership
                                 -------------------------------------------------     Security        Direct (D)        (Instr. 5)
                                 Date       Expira-         Title        Amount or                     or Indirect(I)
                                 Exercis-   tion                         Number of                     (Instr. 5)
                                 able       Date                         Shares
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Series A Convertible
Preferred Stock(1)               10-26-99     (1)         Common Stock    437,214         (1)               D
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Common Stock Purchase Warrants
(Series A, B and C)(2)           10-26-99     (2)         Common Stock    208,323         (2)               D
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Explanation of Responses:

(1)      As of the date hereof, Mr. Guez owns 29,512 shares of the Series A Convertible Preferred Stock (the "Series A Preferred
         Stock") of The Harvey Entertainment Company (the "Issuer"). The Series A Preferred Stock is convertible into shares of the
         Issuer's Common Stock at any time after October 26, 1999 and prior to the business day next preceding the redemption date of the Series A Preferred Stock, which date may be fixed by the Issuer at any time after April 26, 2004, at $6.75 per share.

(2)      As of the date hereof, Mr. Guez owns 69,441 Series A Warrants, 69,441 Series B Warrants and 69,441 Series C Warrants. Each
         Common Stock Purchase Warrant of the Issuer entitles the holder thereof to purchase, after October 26, 1999, one share of the Issuer's Common Stock as follows: (i) in the case of the Series A Warrants, at $9.00 per share, prior to April 26,
         2005; (ii) in the case of the Series B Warrants, at $11.00 per share, prior to April 26, 2006; and (iii) in the case of the
         Series C Warrants, at $12.00 per share, prior to April 26, 2007.

                                                                                /s/ PAUL GUEZ                        May 6, 1999
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date
                                                                                  Paul Guez
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays
a currently valid OMB Number                                                                                                  Page 2
                                                                                                                     SEC 1473 (7-96)
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